Exhibit 12.3
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
		December 31,
		(Thousands of Dollars)

	2008	2007	2006	2005	2004

Earnings, as defined:

Income before income taxes	$131,715	$111,965	$137,890	$115,764	$76,936
Adjust for distributed income of equity investees	(6,772)	(5,553)	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-
Fixed charges, as below	77,568	68,272	60,687	57,739	55,530
Total earnings, as defined	$202,511	$174,684	$189,230	$163,133	$134,456

Fixed charges, as defined:

Interest charges[1]	$76,711	$67,386	$59,955	$56,866	$54,297
Rental interest factor	857	886	732	873	1,233
Total fixed charges, as defined	$77,568	$68,272	$60,687	$57,739	$55,530

Ratio of earnings to fixed charges	2.61 x	2.56 x	3.12 x	2.83 x	2.42 x

1 FIN 48 interest is not included in interest charges.